UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934


             CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
             ---------------------------------------
                        (Name of Issuer)

              Class A Common Stock, $.01 par value
              ------------------------------------
                 (Title of Class of Securities)

                            G20045103
                          -------------
                         (CUSIP Number)

                         August 23, 1999
                  -----------------------------
                  (Date of Event which Requires
                    Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [X]   Rule 13d-1(b)
   [X]   Rule 13d-1(c)
   [  ]  Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1    Name Of Reporting Person                   VALUEVEST PARTNERS, L.P.

      IRS Identification No. Of Above Person       94-3226835

 2    Check The Appropriate Box If A Member Of A Group
          (a) [ ]
          (b) [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                     California

                    5    Sole Voting Power                        -0-

NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH:
                    6    Shared Voting Power                    1,076,000

                    7    Sole Dispositive Power                     -0-

                    8    Shared Dispositive Power               1,076,000

  9    Aggregate Amount Beneficially Owned By Each Reporting
       Person                                                   1,076,000

 10    Check Box If The Aggregate Amount In Row (9) Excludes Certain
       Shares*

 11    Percent Of Class Represented By Amount In Row 9              5.81%

 12    Type Of Reporting Person*                                       PN

 1    Name Of Reporting Person          VALUEVEST MANAGEMENT COMPANY, LLC

      IRS Identification No. Of Above Person       94-3226627

 2    Check The Appropriate Box If A Member Of A Group
          (a) [ ]
          (b) [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                     California

                    5    Sole Voting Power                        -0-

NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH:
                    6    Shared Voting Power                    1,251,000

                    7    Sole Dispositive Power                     -0-

                    8    Shared Dispositive Power               1,251,000

  9    Aggregate Amount Beneficially Owned By Each Reporting
       Person                                                   1,251,000

 10    Check Box If The Aggregate Amount In Row (9) Excludes Certain
       Shares*

 11    Percent Of Class Represented By Amount In Row 9              6.76%

 12    Type Of Reporting Person*                                       IA

 1    Name Of Reporting Person                            MARK B. BAKAR

      IRS Identification No. Of Above Person       ###-##-####

 2    Check The Appropriate Box If A Member Of A Group
          (a) [ ]
          (b) [x]

 3    SEC USE ONLY                                                N/A

 4    Citizenship Or Place Of Organization

                    5    Sole Voting Power                        -0-

NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH:
                    6    Shared Voting Power                    1,251,000

                    7    Sole Dispositive Power                     -0-

                    8    Shared Dispositive Power               1,251,000

  9    Aggregate Amount Beneficially Owned By Each Reporting
       Person                                                   1,251,000

 10    Check Box If The Aggregate Amount In Row (9) Excludes Certain
       Shares*

 11    Percent Of Class Represented By Amount In Row 9              6.76%

 12    Type Of Reporting Person*                                       IN

Item 1(a).     Name of Issuer.

               Central European Media Enterprises Ltd. (the
               "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

               Clarendon House, Church Street
               Hamilton
               HM CX Bermuda

Item 2(a).     Names of Persons Filing.

               Reference is made to Item 1 of each of the cover pages of this Schedule, which Items are incorporated by this reference herein.

Item 2(b). Address of Principal Business Office or, if none, Residence.

               The address of each of the reporting persons is One Sansome Street, 39th Floor, San
               Francisco, CA 94104

Item 2(c).     Citizenship.

               Reference is made to Item 1 of each of the cover pages of this Schedule, which Items are incorporated by this reference herein.

Item 2(d).     Title of Class of Securities.

               Class A Common Stock, $.0.01 par value
               ("Common Stock").

Item 2(e).     CUSIP Number.

               G20045103

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
               (ValueVest Management Company, LLC and Mark
               B. Bakar are filing pursuant to Section 240.13d-1(b). The information is provided below for those filers where indicated)

               (a)  [  ] Broker or dealer registered under
               section 15 of the Act (15 U.S.C. 78o).

               (b)  [  ] Bank as defined in section 3(a)(6)
               of the Act (15 U.S.C. 78c).

               (c)  [  ] Insurance company as defined in
               section 3(a)(19) of the Act (15 U.S.C. 78c).

               (d)  [  ] Investment company registered
               under section 8 of the Investment Company
               Act of 1940 (15 U.S.C. 80a-8).

               (e)  [X] An investment adviser in accordance
               with Section 240.13d-1(b)(1)(ii)(E) (ValueVest
               Management Company, LLC);

               (f)  [  ] An employee benefit plan or
               endowment fund in accordance with Section
               240.13d-1(b)(1)(ii)(F);

               (g)  [X] A parent holding company or control
               person in accordance with Section
               240.13d-1b)(1)(ii)(G) (Mark B. Bakar);

               (h)  [  ] A savings associations as defined
               in Section 3(b) of the Federal Deposit
               Insurance Act (12 U.S.C. 1813);

               (i)  [  ] A church plan that is excluded
               from the definition of an investment company under section 3(c)(14) of the Investment
               Company Act of 1940 (15 U.S.C. 80a-3);

               (j)  [  ] Group, in accordance with
               Section 240.13d-1(b)(1)(ii)(J).

               If this statement is filed pursuant to
               Section 240.13d-1(c), check this box.     [X]

Item 4.        Ownership.

               Reference is made to Items 5-9 and 11 of each of the cover pages to this Schedule, which Items are incorporated by reference herein. The beneficial ownership information provided in those items is as of August 23, 1999. Th date of the event that gives rise to this filing. According to information furnished to the reporting persons by the Issuer, there were 18,506,849 shares of Class A Common Stock issued and outstanding as of August 6, 1999.

               Voting and investment decisions concerning the above securities are made by ValueVest
               Management Company, LLC ("Management"), as general partner of ValueVest Partners, L.P.
               ("Partners") and investment manager for
               certain other investment management clients of Management. Management may (but may not) make voting or dispositive decisions concurrently for Partners and such other investment management clients. The reporting persons disclaim the existence of a group and the filing of this Schedule shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person.

               Under the definition of "beneficial
               ownership" in Rule 13d-3 under the
               Securities Exchange Act of 1934, it is also possible that the individual members, executive officers, and/or managers of
               Management might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More Than Five Percent on
               Behalf of Another Person.

               Not applicable.

Item 7.        Identification and Classification of
               the Subsidiary Which Acquired the Security
               Being Reported on by the Parent Holding
               Company.

               Not applicable.

Item 8. Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certifications.

               By signing below, each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above on the cover pages of this
               Schedule 13G were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



DATED:  August 31, 1999               MARK B. BAKAR

VALUEVEST PARTNERS, L.P.


By: /s/ Mark B. Bakar                 By: /s/ Mark B. Bakar
    Mark B. Bakar,                        Mark B. Bakar
    Managing Member of ValueVest
      Management Company, LLC,
      Its General Partner

VALUEVEST MANAGEMENT COMPANY, LLC



By: /s/ Mark B. Bakar
    Mark B. Bakar,
    Managing Member

                            EXHIBIT A

                    JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule and any subsequent amendment jointly on behalf of each of such parties.

DATED:  August 31, 1999.
                                           MARK B. BAKAR
VALUEVEST PARTNERS, L.P.


By: /s/ Mark B. Bakar                      By: /s/ Mark B. Bakar
    Mark B. Bakar,                             Mark B. Bakar
    Managing Member of ValueVest
      Management Company, LLC,
      Its General Partner

VALUEVEST MANAGEMENT COMPANY, LLC



By: /s/ Mark B. Bakar
    Mark B. Bakar,
    Managing Member